EXHIBIT 99.1

Legend Biotech Appoints Ingrid Zhang as Chief Executive Officer

Ingrid Zhang, an accomplished global biopharmaceutical leader, joins Legend Biotech following a comprehensive Board-led search process

BRIDGEWATER, N.J., Sept. 15, 2026 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) ("Legend Biotech" or the "Company"), a global leader in cell therapy, today announced that its Board of Directors has appointed Ingrid Zhang as Chief Executive Officer, effective September 15, 2026. Ingrid Zhang succeeds Alan Bash, who has served as Interim Chief Executive Officer since July 2026 and will resume his role as President, CARVYKTI.

Ingrid Zhang is an accomplished global biopharmaceutical executive with deep experience leading commercial organizations, driving business growth, and advancing innovative medicines. Most recently, she served as Chief Commercial Officer for Novartis International. During her tenure at Novartis, she also led the company's China business and innovative medicines organization. Earlier in her career, she held leadership positions at AstraZeneca, Pfizer, and McKinsey & Company, bringing a combination of global commercial expertise, operational leadership, and strategic insight to Legend Biotech.

"It is a privilege to join Legend Biotech at an important moment in the Company's growth," said Ingrid Zhang, Chief Executive Officer of Legend Biotech. "Legend Biotech has established itself as a global leader in cell therapy through its commitment to scientific innovation, operational excellence, and transforming outcomes for patients. I look forward to working with the talented team at Legend to build on this strong foundation, advance our pipeline, expand our impact, and execute on our long-term growth strategy."

"Following a comprehensive search process, the Board concluded that Ingrid is the right leader to guide Legend Biotech through its next phase of growth," said Frank Zhang, EMBA, Ph.D., Chairman of the Board of Legend Biotech. "As a highly respected industry executive, Ingrid brings strategic vision, operational discipline, and experience leading complex global businesses. The Board is confident she is well-positioned to advance our mission of transforming patient care through cell therapy. We thank Alan Bash for his strong leadership as Interim CEO and are delighted to welcome Ingrid to Legend Biotech."

"Throughout this transition, our team has continued to execute against our strategic priorities with focus across the business," said Alan Bash, President, CARVYKTI. "The commitment and expertise of colleagues around the world have positioned Legend Biotech for its next chapter. The leadership team and I look forward to partnering closely with Ingrid as we continue executing our strategy and delivering meaningful impact for patients."

ABOUT LEGEND BIOTECH
With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s plans to advance its pipeline, expand its impact, and execute on its long-term growth strategy; Legend Biotech’s plans to continue advancing CARVYKTI and to deliver meaningful impact for patients and sustained growth; Legend Biotech’s expectations regarding the leadership transition and the anticipated contributions of its new Chief Executive Officer; and Legend Biotech’s plans to drive future innovation across its pipeline. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third-party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the "Risk Factors" section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated, or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACT:
Caroline Paul
Tel: 973-650-5832
investor@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com